UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

UNIVERSAL AMERICAN CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

91338E101

(CUSIP Number)

Partners Healthcare Solutions Holdings, L.P.

c/o GTCR Golder Rauner II, L.L.C.

300 N. LaSalle Street

Suite 5600

Chicago, Illinois 60654

Attention: David S. Katz

(312) 382-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Margaret A. Gibson, P.C.

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

March 2, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91338E101	SCHEDULE 13D

(1)	Names of reporting persons Partners Healthcare Solutions Holdings, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 6,180,727
	(9)	Sole dispositive power
	(10)	Shared dispositive power 6,180,727
(11)	Aggregate amount beneficially owned by each reporting person 6,180,727
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.0%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 91338E101	SCHEDULE 13D

(1)	Names of reporting persons Partners Healthcare Solutions Holdings GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 6,180,727
	(9)	Sole dispositive power
	(10)	Shared dispositive power 6,180,727
(11)	Aggregate amount beneficially owned by each reporting person 6,180,727
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.0%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 91338E101	SCHEDULE 13D

(1)	Names of reporting persons GTCR Fund IX/A, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 6,180,727
	(9)	Sole dispositive power
	(10)	Shared dispositive power 6,180,727
(11)	Aggregate amount beneficially owned by each reporting person 6,180,727
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.0%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 91338E101	SCHEDULE 13D

(1)	Names of reporting persons GTCR Partners IX, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 6,180,727
	(9)	Sole dispositive power
	(10)	Shared dispositive power 6,180,727
(11)	Aggregate amount beneficially owned by each reporting person 6,180,727
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.0%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 91338E101	SCHEDULE 13D

(1)	Names of reporting persons GTCR Golder Rauner II, L.L.C
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 6,180,727
	(9)	Sole dispositive power
	(10)	Shared dispositive power 6,180,727
(11)	Aggregate amount beneficially owned by each reporting person 6,180,727
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.0%
(14)	Type of reporting person (see instructions) OO

Item 1. Security and Issuer.

The class of equity security to which this Statement on Schedule 13D relates is the voting common stock, par value $0.01 per share (the “Common Stock”), of Universal American Corp., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is Six International Drive, Suite 190, Rye Brook, New York 10573.

Item 2. Identity and Background.

(a) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) Partners Healthcare Solutions Holdings, L.P., a Delaware limited partnership (“APSLP”), by virtue of its direct beneficial ownership of Common Stock, (ii) Partners Healthcare Solutions Holdings GP, LLC, a Delaware limited liability company (“APSGP”), by virtue of its being the general partner of APSLP, (iii) GTCR Fund IX/A, L.P., a Delaware limited partnership (“Fund IX/A”), by virtue of its being the managing member of APSGP, (iv) GTCR Partners IX, L.P., a Delaware limited partnership (“Partners IX”), by virtue of its being the general partner of Fund IX/A and (v) GTCR Golder Rauner II, L.L.C., a Delaware limited liability company (“GTCR”), by virtue of its being the general partner of Partners IX. APSLP, APSGP, Fund IX/A, Partners IX and GTCR are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

Certain information required by this Item 2 concerning the executive officers and members of GTCR is set forth on Schedule A attached hereto, which is incorporated herein by reference.

(b) The address of the principal business and principal office of each of the Reporting Persons is 300 North LaSalle Street, Suite 5600, Chicago, IL 60654.

(c) The principal business of each of the Reporting Persons (other than APSLP and APSGP), including Partners IX as general partner of Fund IX/A and GTCR as general partner of Partners IX, is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign. APSLP was formed in 2007 as a holding company in connection with GTCR’s acquisition of APS Healthcare, Inc. and its subsidiaries, which, along with its immediate parent, Partners Healthcare Solutions, Inc., a Delaware corporation (“APS Inc.”), were sold to the Issuer in the Merger (as defined below in Item 6). The principal business of APSGP is to act as general partner of APSLP.

(d) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All individuals named in Schedule A to this Statement are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The responses to Item 4 and Item 6 of this Statement are incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.

APSLP is the holder of record of the Common Stock. The Reporting Persons directly or indirectly hold the Common Stock for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

Except as set forth in the preceding paragraph and in Item 6 of this Schedule 13D, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5. Interest in Securities of the Issuer.

(a) The following information is as of the date hereof and assumes there are 87,938,892 shares of Common Stock outstanding.

APSLP is the direct beneficial owner of 6,180,727 shares of Common Stock, or approximately 7.0% of the Common Stock outstanding as of the date of this Statement.

APSGP, as the sole general partner of APSLP, may be deemed to possess indirect beneficial ownership of 6,180,727 shares of Common Stock beneficially owned by APSLP, or approximately 7.0% of the Common Stock outstanding as of the date of this Statement. The filing of this Statement by APSGP shall not be construed as an admission that APSGP is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares held by APSLP.

Fund IX/A, by virtue of its being the managing member of APSGP, may be deemed to possess indirect beneficial ownership of the 6,180,727 shares of Common Stock indirectly beneficially owned by APSGP, or approximately 7.0% of the Common Stock outstanding as of the date of this Statement. The filing of this Statement by Fund IX/A shall not be construed as an admission that Fund IX/A is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of shares indirectly held by APSGP.

Partners IX, as the sole general partner of Fund IX/A, may be deemed to possess indirect beneficial ownership of the 6,180,727 shares of Common Stock indirectly beneficially owned by Fund IX/A, or approximately 7.0% of the Common Stock as of the date of this Statement. The filing of this Statement by Partners IX shall not be construed as an admission that Partners IX is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares indirectly held by Fund IX/A.

GTCR, as the sole general partner of Partners IX, may be deemed to possess indirect beneficial ownership of the 6,180,727 shares of Common Stock indirectly beneficially owned by Partners IX, which represents approximately 7.0% of the Common Stock as of the date of this Statement. The filing of this Statement by GTCR shall not be construed as an admission that GTCR is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares indirectly held by Partners IX.

(b) By virtue of the relationship among APSLP, APSGP, Fund IX/A, Partners IX and GTCR described in Item 2, each of the Reporting Persons may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 6,180,727 shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement.

(c) Except as otherwise set forth in this Statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A to this Statement, has effected any transactions in the Common Stock during the past 60 days.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this Statement.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 2, 2012 (the “Closing Date”), APS Inc. and APS Merger Sub, Inc., a Delaware corporation and subsidiary of the Issuer (“Merger Sub”) consummated the merger (the “Merger”) contemplated by the Agreement and Plan of Merger, dated as of January 11, 2012, by and among APSLP, APS Inc., Merger Sub and the Issuer (the “Merger Agreement”) whereby APS Inc. was sold to the Issuer. APSLP received shares of the Common Stock as stock merger consideration, which number of shares may be adjusted pursuant to certain purchase price adjustments and the indemnification obligations of the parties to the Merger Agreement. Following the completion of the merger and related transactions with certain of its then limited partners, APSLP owned 6,180,727 shares of Common Stock of the Issuer. This summary is qualified in its entirety by reference to the text of the Merger Agreement, attached hereto as Exhibit 2 and incorporated by reference.

The Issuer, APSLP and certain individuals are parties to a Registration Rights Agreement, dated as of March 2, 2012 (the “Registration Rights Agreement”), entered into in connection with the Merger. The Registration Rights Agreement provides APSLP with certain customary demand, shelf and piggyback registration rights with respect to the shares of Common Stock acquired by APSLP pursuant to the Merger Agreement. This summary is qualified in its entirety by reference to the text of the Registration Rights Agreement, attached hereto as Exhibit 3 and incorporated by reference.

The Issuer and APSLP are parties to a letter agreement, dated as of March 2, 2012 (the “Letter Agreement”), entered into in connection with the Merger. Under the Letter Agreement, subject to certain conditions, a fund affiliated with GTCR will have the right to designate one individual to be included in the slate of directors recommended by the Issuer’s board of directors for election by its stockholders (provided that GTCR and its affiliates continue to hold a minimum number of shares of Common Stock). This summary is qualified in its entirety by reference to the text of the Letter Agreement, attached hereto as Exhibit 4 and incorporated by reference.

The Issuer, APSLP and Union Bank, N.A., as escrow agent (the “Escrow Agent”), are parties to an escrow agreement, dated as of March 2, 2012 (the “Escrow Agreement”), entered into in connection with the Merger. An aggregate number of approximately 890,000 shares of Common Stock were deposited into the escrow fund which may be used to satisfy certain indemnification obligations under the Merger Agreement. This summary is qualified in its entirety by reference to the text of the Escrow Agreement, attached hereto as Exhibit 5 and incorporated by reference.

APSLP has entered into unit redemption agreements (the “Redemption Agreements”) with certain former limited partners, effective at the closing of the Merger, whereby such former limited partners are entitled to pro rata portions of the stock merger consideration received by APSLP, or an aggregate of approximately 112,000 shares of Common Stock, as adjusted from time to time pursuant to purchase price adjustments and the indemnification obligations of the parties under the Merger Agreement. APSLP has also entered into award agreements with six former limited partners, effective at the closing of the Merger, whereby, among other things, such former limited partners were awarded an aggregate of approximately 212,000 shares of Common Stock from the stock merger consideration delivered at the closing of the Merger (the “Award Agreements”). This summary is qualified in its entirety by reference to the forms of the Redemption Agreements and of the Award Agreements, attached hereto as Exhibit 6 and Exhibit 7, respectively, and incorporated by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of March 8, 2012.

Exhibit 2	Merger Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on January 18, 2012 (File No. 001-35149)).

Exhibit 3	Registration Rights Agreement, dated as of March 2, 2012, among certain funds affiliated with GTCR and certain individuals party thereto and the Issuer (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on March 8, 2012 (File No. 001-35149)).

Exhibit 4	Letter Agreement, dated as of March 2, 2012, between APSLP and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 8, 2012 (File No. 001-35149)).

Exhibit 5	Escrow Agreement, dated as of March 2, 2012, between APSLP, the Issuer and the Escrow Agent.

Exhibit 6	Forms of Redemption Agreement, dated as of March 2, 2012, between APSLP and certain individuals party thereto.

Exhibit 7	Forms of Award Agreement, dated as of March 2, 2012, between APSLP and certain individuals party thereto.

Exhibit 8	Power of Attorney of the Reporting Persons, dated as of March 2, 2012.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2012

GTCR GOLDER RAUNER II, L.L.C.

By:	/s/ Brian C. Van Klompenberg, P.C.
Name:	Brian C. Van Klompenberg, P.C.
Its:	Attorney-in-Fact

GTCR PARTNERS IX, L.P.

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Brian C. Van Klompenberg, P.C.
Name:	Brian C. Van Klompenberg, P.C.
Its:	Attorney-in-Fact

GTCR FUND IX/A, L.P.

By:	GTCR Partners IX, L.P.
Its:	General Partner

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Brian C. Van Klompenberg, P.C.
Name:	Brian C. Van Klompenberg, P.C.
Its:	Attorney-in-Fact

PARTNERS HEALTHCARE SOLUTIONS HOLDINGS GP, LLC

By:	GTCR Fund IX/A, L.P.
Its:	Managing Member

By:	GTCR Partners IX, L.P.
Its:	General Partner

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Brian C. Van Klompenberg, P.C.
Name:	Brian C. Van Klompenberg, P.C.
Its:	Attorney-in-Fact

PARTNERS HEALTHCARE SOLUTIONS HOLDINGS, L.P.

By:	Partners Healthcare Solutions Holdings GP, LLC
Its:	General Partner

By:	GTCR Fund IX/A, L.P.
Its:	Managing Member

By:	GTCR Partners IX, L.P.
Its:	General Partner

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Brian C. Van Klompenberg, P.C.
Name:	Brian C. Van Klompenberg, P.C.
Its:	Attorney-in-Fact